

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2020

Lloyd Carney
Chief Executive Officer
ChaSerg Technology Acquisition Corp.
7660 Fay Avenue, Suite H, Unit 339
La Jolla, CA 92037

      Re: ChaSerg Technology Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 27, 2019
           File No. 001-38685

Dear Mr. Carney:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Brian Paulson